Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER MAKES CHANGES TO THE BOARD

Kimber Appoints James Puplava to Chairman, Welcomes Keith Barron to the Board

April 18, 2013

Vancouver, British Columbia - Kimber Resources Inc. (NYSE MKT:KBX, TSX:KBR) is pleased to announce the appointment of James J. Puplava, Board member since 2004 and Kimber's largest individual shareholder, to the position of Chairman of the Board. Mr. Puplava replaces Kimber’s Chairman Peter Nixon, who has left the Board together with directors Donald Young, Frederick Graybeal and Tim Haldane. Kimber also welcomes back former director Keith Barron, a successful geologist and mining entrepreneur, who has rejoined Kimber’s Board of Directors.

"I am delighted to accept the role of Chairman of Kimber Resources and am honored with the confidence the Board has shown in appointing me to this position." said Mr. Puplava. "I have been a large shareholder of Kimber since 2004, and I share in the pain that all of our shareholders feel during these challenging times in the precious metals equity markets. At Kimber, we are working hard to help our shareholders realize the value that we see in our Monterde gold/silver project. In an effort to further advance the Monterde project, especially in this difficult market, we have taken steps to cut our costs significantly and have streamlined the Board structure, reduced monthly operating costs by more than 40% since year-end 2012, and our management team has taken voluntary pay reductions. The Board will continue to take further steps to reduce ongoing cash costs while remaining focused on our core asset of Monterde. The work completed at Monterde has successfully grown and de-risked the project to its current status and Kimber is determined to take additional steps to move Monterde towards a production decision.”

Keith Barron, B.Sc., Ph.D. Geol.

Dr. Barron is a geologist with over 30 years of exploration experience on all the continents except Antarctica, and in a wide variety of commodities including gold, uranium, base metals and diamonds. He holds a B.Sc. in geology from the University of Toronto and a Ph.D. in geology from the University of Western Ontario. Dr. Barron is the President, CEO and Director of Aurania Resources Ltd, Director of Firestone Ventures Inc., Director and founder of U3O8 Corp and was co-founder of Aurelian Resources Inc. with a 13.7 million ounce gold discovery (Fruta del Norte) made in 2006 – a company acquired by Kinross Gold in 2008. In 2008, he was awarded the PDAC's Thayer Lindsley International Discovery Award for his role in the discovery of the Fruta del Norte gold deposit and he was also jointly named the Northern Miner's Mining Man of the Year 2008. Dr. Barron served as a director of Kimber in 2006 and 2007.

"I would like to welcome Dr. Barron on his return to Kimber`s Board of Directors. As a past Director of Kimber, coupled with his experience in exploration and with public companies, Keith is a valuable asset to our Board,” stated Mr. Puplava. “I would also like to thank Peter Nixon, Frederick Graybeal,

Tim Haldane and Donald Young for the service they provided to the Kimber Board of Directors in recent years. Their hard work is greatly appreciated."

Management Changes
James McKay our former VP, Project Development is no longer with Kimber. We would like to thank Jim for his contribution to the Company.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the recently filed 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner, BSc (Hons) Geol.
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “conviction”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR.There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC.U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.